Heli Electronics Corp.
No. 50 Fengxiang South Road
Jianggao Town, Baiyaun District
Guangzhou, China
(86) 020-36356228

May 4, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Attention: Martin James, Senior Assistant Chief Accountant
100 F Street, N.E.
Washington, DC 20549

Dear Mr. James:

Re:       Heli Electronics Corp.
Form 8-K dated March 11, 2011
Filed April 1, 2011
Form 8-K/A dated March 11, 2011
Filed April 21, 2011
File No. 000-53692

Form 8-K dated March 11, 2011 as amended on April 21, 2011

1.
We note your response to our prior comments 4 and 6.  We await your amended Form 8-K that will include a letter from your former accountants, MaloneBailey, LLP, indicating whether they agree with the disclosures you have provided in response to Items 4.01 and 4.02 of Form 8-K and, if not, to state the respects in which they do not agree.  Please file the letter within two business days of its receipt.

Response:  We have amended our Form 8-K to include the requested letter, filed within two business days of its receipt.

* * * * *

On behalf of the company, I acknowledge that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any further questions or comments.

Yours truly,

/s/ Xin Qiu
Xin Qiu
President, Chief Executive Officer and Director